Tortoise Acquisition Corp.

11550 Ash Street, Suite 300

Leawood, KS 66211

December 21, 2018

Division of Corporation Finance

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Tortoise Acquisition Corp.

Draft Registration Statement on Form S-1
Confidentially Submitted on November 20, 2018
CIK No. 0001759631

Ladies and Gentlemen:

Set forth below are the responses of Tortoise Acquisition Corp. (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 17, 2018, with respect to the Draft Registration Statement on Form S-1, CIK No. 0001759631, confidentially submitted to the Commission on November 20, 2018 (the “Registration Statement”). Concurrently with the submission of this letter, we are confidentially submitting Amendment No. 1 to the Registration Statement (the “Amendment”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment unless otherwise specified.

Draft Registration Statement

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that neither the Company nor any authorized persons have presented any written communications, as defined in Rule 405, to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). If the Company, or anyone authorized by the Company, presents any such written communications, the Company will supplementally provide such communications to the Staff.

Securities and Exchange Commission

December 21, 2018

Description of Securities

Certain Anti-Takeover Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and Bylaws

Exclusive Forum For Certain Lawsuits, page 122

2.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to claims arising under the Securities Act, then please disclose that there is uncertainty as to whether a court would enforce such provision and to state that shareholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly. Please also expand your disclosure to state that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers or other employees. Please make conforming changes to the disclosure presented in the risk factor “Provisions in our amended and restated certificate of incorporation and Delaware law may have the effect of discouraging lawsuits against our directors and officers” on page 56.

RESPONSE: The Company respectfully advises the Staff that the Company has revised its disclosure on pages 59 and 126 of the Amendment to describe the exclusive forum provision and the types of actions to which it relates, including disclosure that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its directors, officers or other employees and may discourage lawsuits with respect to such claims. The Company will ensure that its charter clearly states that the exclusive forum selection provision shall not apply to any actions arising under the Securities Act or the Securities Exchange Act of 1934, as amended.

Listing of Securities, page 124

3.	Please revise to qualify the language conveying your expectation that the units will be listed on the NYSE on or promptly after the effective date of the registration statement or tell us why you think this is unnecessary. Refer to the Note to Item 202 of Regulation S-K for guidance.

RESPONSE: The Company respectfully advises the Staff that it does not intend to launch its roadshow unless and until the Company’s units are approved for listing on the New York Stock Exchange (the “NYSE”) and the Company intends to update the disclosure in the Registration Statement upon receipt of such approval. Accordingly, the Company believes the current disclosure regarding its expectation that the units will be listed on the NYSE on or promptly after the effective date of the registration statement is accurate. Additionally, the Company has revised its disclosure on the cover page and page 129 of the Amendment to qualify the language conveying its expectation that the units will be listed on the NYSE.

* * * * *

Securities and Exchange Commission

December 21, 2018

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Brenda K. Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

TORTOISE ACQUISITION CORP.

By:	/s/ Vincent T. Cubbage
Name:	Vincent T. Cubbage
Title:	Chief Executive Officer

Enclosures

cc:	Brenda K. Lenahan, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.

Gregg A. Noel, Skadden, Arps, Slate, Meagher & Flom LLP

Jonathan B. Ko, Skadden, Arps, Slate, Meagher & Flom LLP